Citigroup Inc.
Pricing Sheet No. 2015-CMTNG0346 dated January 23, 2015 relating to
Amendment No. 1 to the Preliminary Pricing Supplement No. 2015-CMTNG0346 dated January 20, 2015
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

PLUS Based on the S&P GSCITM Crude Oil Index Excess Return Due February 22, 2016
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS—JANUARY 23, 2015
Underlying index:		The S&P GSCITM Crude Oil Index Excess Return (ticker symbol: “SPGCCLP”)
Aggregate stated principal amount:		$7,575,000
Stated principal amount:		$1,000 per security
Pricing date:		January 23, 2015
Issue date:		January 28, 2015
Valuation date:		February 17, 2016, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:		February 22, 2016
Payment at maturity:
For each $1,000 stated principal amount security you hold at maturity, you will receive the following amount:
▪  If the final index level is greater than the initial index level:
$1,000 + the leveraged return amount, subject to the maximum return at maturity
▪  If the final index level is less than or equal to the initial index level:
$1,000 × the index performance factor
If the underlying index declines from the initial index level to the final index level, your payment at maturity will be less, and possibly significantly less, than the $1,000 stated principal amount. You may lose up to all of your investment.

Initial index level:		247.9051, the closing level of the underlying index on the pricing date
Final index level:		The closing level of the underlying index on the valuation date
Index performance factor:		The final index level divided by the initial index level
Index percent increase:		The final index level minus the initial index level, divided by the initial index level
Leveraged return amount:		$1,000 × the index percent increase × the leverage factor
Leverage factor:		500.00%
Maximum return at maturity:		$290.00 per security (29.00% of the stated principal amount). Because of the maximum return at maturity, the payment at maturity will not exceed $1,290.00 per security.
Listing:		The securities will not be listed on any securities exchange
CUSIP / ISIN:		1730T04D8 / US1730T04D88
Underwriter:		Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee	Proceeds to issuer
Per security:	$1,000	$17.50(2)	$977.50
$5.00(3)
Total:	$7,575,000	$170,437.50	$7,404,562.50
(1) On the pricing date, the estimated value of the securities is $958.40 per security, which is less than the issue price.  The estimated value of the securities is based on CGMI's proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance.  See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $22.50 for each $1,000 security sold in this offering.  Certain selected dealers, including Morgan Stanley Wealth Management and their financial advisors, will collectively receive from CGMI a fixed selling concession of $17.50 for each $1,000 security they sell.  Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.
(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $5.00 for each security.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below:

Amendment No.1 to the Preliminary Pricing Supplement dated January 20, 2015
Underlying Supplement No. 3 dated November 13, 2013                               Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not futures contracts and are offered pursuant to an exemption from regulation under the Commodity Exchange Act. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission. The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

S&P GSCITM is a trademark of S&P Dow Jones Indices LLC (“S&P Dow Jones”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones. S&P Dow Jones makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. S&P Dow Jones has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including the preliminary pricing supplement and an accompanying underlying supplement and prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying underlying supplement and prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying underlying supplement and prospectus supplement and prospectus by calling toll-free 1-800-831-9146.